SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

VIXEL CORPORATION
(Name of Subject Company (Issuer))

AVIARY ACQUISITION CORP.
a wholly-owned subsidiary of Emulex Corporation
and
EMULEX CORPORATION.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.0015 PER SHARE
(Title of Class of Securities)

928552108
(CUSIP Number of Class of Securities)

Randall G. Wick, Esq.
Vice President and General Counsel
3535 Harbor Blvd.
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copies to:
Gregory C. Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
650-470-4500

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE

Investor Contact:	Michael J. Rockenbach	Press Contact:	Robin Austin
	Chief Financial Officer		Sr. Manager, Public Relations
	(714) 513-8213		(714) 513-8152

EMULEX TO ACQUIRE VIXEL, A LEADING SUPPLIER OF EMBEDDED STORAGE SWITCHES

Acquisition Expands Emulex Total Addressable Market by Tapping
Incremental Market Opportunity for Embedded Storage Solutions

     COSTA MESA, Calif. and BOTHELL, Washington, October 8, 2003 – Emulex Corporation (NYSE: ELX), the world’s leading supplier of storage networking host bus adapters (HBAs), and Vixel Corporation (NASDAQ: VIXL) announced today that the two companies have signed a definitive agreement for Emulex to acquire Vixel, a leading supplier of embedded switch ASICs and subsystems for the storage networking market. Vixel’s embedded switch solutions target OEM requirements for improved reliability, availability and serviceability in next-generation storage arrays, tape libraries and network attached storage appliances, while also delivering high performance and scalability.

     Under the terms of the agreement, Emulex will acquire Vixel for $10 per share in cash, for a transaction value of approximately $310 million. The acquisition is structured as a cash tender offer for all of the shares of Vixel. Any Vixel shares not acquired by Emulex in the tender offer will be acquired in a second step merger in which remaining Vixel shareholders will receive the same cash price per share as that paid in the tender offer. In addition, Emulex will assume all existing vested and unvested Vixel stock options. The board of directors of Vixel has unanimously approved the acquisition and has voted to recommend that Vixel’s stockholders accept the tender offer and tender their Vixel shares. In addition, the principal shareholder has agreed to tender shares representing approximately 11% of the fully diluted shares in support of the transaction. The tender offer is expected to be completed in November, subject to regulatory approvals and certain closing conditions, including the tender of a majority of shares of capital stock of Vixel on a fully-diluted basis.

     “The acquisition of Vixel provides Emulex with their award-winning lineup of InSpeed embedded storage switching products and technologies, which clearly complement Emulex’s existing OEM business model and HBA technology,” said Paul F. Folino, Chairman and CEO of Emulex. “A key objective for the acquisition is to accelerate Emulex’s revenue growth by tapping into the incremental market for embedded storage switching solutions.” Vixel’s InSpeed storage switching business has delivered double digit sequential revenue growth in each of the past four reported quarters, driven by design wins with 13 storage OEMs including HP, Network Appliance, Fujitsu, NEC, Apple Xyratex and BlueArc. “Along with accelerated revenue growth, our other major financial objective is to quickly achieve non-dilutive results to non-GAAP earnings per share after implementing synergies, which we are targeting for the June, 2004 quarter,” noted Folino. Emulex expects to provide formal pro-forma guidance upon the closing of the acquisition.

     Folino continued, “Lastly, our strategic goal is to leverage our strengths with the acquisition of a highly complementary business that fits nicely with our OEM business model, existing strategic partnerships, and core expertise in storage networking. This transaction serves more than just our financial objectives – it also serves our customers and strategic partners by allowing us to offer them a more extensive embedded storage networking solution set that addresses their critical needs for performance, scalability and reliability.”

     “The combined strengths of Emulex and Vixel will be a tremendous benefit to our customers,” said Jim McCluney, Vixel Chief Executive Officer. “Customers will have access to a more complete line of products and will benefit from the innovation our combined companies will apply to embedded storage networking.”

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     Emulex also affirmed guidance for the first fiscal quarter ending September, 2003 that was previously issued and detailed in press releases on August 7, 2003 and September 24, 2003.

Conference Call and Webcast Information

     Emulex and Vixel will host a conference call and webcast today at 2:00 p.m. Pacific time to discuss the acquisition in detail. Emulex Chairman and CEO, Paul Folino, Vixel CEO, Jim McCluney and Emulex Executive Vice President and Chief Financial Officer, Michael Rockenbach, will host the call.

     To participate in this conference call, please call (800) 884-5695, passcode 11240462 approximately 5 minutes before the 2:00 p.m. start time. There will also be a replay of the conference call available for 7 days after the original call. The dial-in number for the replay is (888) 286-8010, passcode 52572415. The conference call will also be available through live and archived webcast at www.emulex.com and www.vixel.com.

About Emulex

     Emulex Corporation, which was named one of Forbes Magazine’s 25 Fastest Growing Technology Companies in 2002, is the world’s largest supplier and developer of storage networking host bus adapters. The American Electronics Association also recently named Emulex “Outstanding Public Company” for 2002.

     The Emulex product families are based on internally developed ASIC, firmware and software technologies spanning both Fibre Channel and IP networking protocols, and offer customers high performance, scalability, flexibility and reduced total cost of ownership. The company’s products have been selected by the world’s leading server and storage providers, including Dell, EMC, Fujitsu Siemens, Groupe Bull, HP, Hitachi Data Systems, IBM, NEC, Network Appliance, StorageTek and Unisys. In addition, Emulex includes industry leaders Brocade, Computer Associates, Intel, McDATA, Microsoft and VERITAS among its strategic allies.

     Via a joint development agreement, Emulex and Intel are pioneering the industry’s first storage processors for Serial ATA, Serial Attached SCSI and Fibre Channel interfaces within a single architecture. Emulex markets to OEMs and end users through its own worldwide selling organization, as well as its two-tier distribution partners, including ACAL, Avnet, Bell Microproducts, Info-X, Netmarks, Tech Data, TidalWire and Tokyo Electron. Corporate headquarters are located in Costa Mesa, California. News releases and other information about Emulex Corporation are available at www.emulex.com.

EMULEX —We network storage

About Vixel

     Vixel Corporation is a leading provider and innovator of embedded storage connectivity technologies for storage solution providers. Its award-winning technology, InSpeedTM, cost-effectively enables new levels of reliability, scalability and performance in storage systems. Through innovation and partnership with its customers, Vixel advances leading edge embedded storage connectivity technologies that enable the architectural evolution of next generation storage systems. Vixel’s embedded storage switching and storage networking products have been deployed by leading solution providers such as HP, Apple, Network Appliance, Fujitsu, NEC, Xyratex, Sun Microsystems, Avid Technologies and BlueArc. To find out more about Vixel and its unique technology offerings, visit www.vixel.com.

This news release refers to various products and companies by their trade names. In most, if not all, cases these designations are claimed as trademarks or registered trademarks by their respective companies.

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Note Regarding Non-GAAP Financial Information: Certain portions of this press release include non-GAAP financial information to facilitate better focus on Emulex’s core operating results. You should not rely exclusively on the non-GAAP financial information contained in this press release in evaluating Emulex’s financial condition and performance. Instead, such non-GAAP information should be considered along with our GAAP (generally accepted accounting principles) financial information contained in the press releases referenced above and in our public filings in order for you to have a complete picture of our financial results for the periods in question.

Notice for Vixel Corporation Stockholders and Interested Parties:

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Vixel Corporation. Emulex Corporation and its acquisition subsidiary expect to file a tender offer statement and related materials with the U.S. Securities and Exchange Commission or “SEC” and Vixel will file a solicitation/recommendation statement with respect to such offer. Investors, Vixel stockholders and other interested parties are urged to read the tender offer statement and the solicitation/recommendation statement when they become available because they contain important information, which should be read carefully before any decision is made with respect to the offer. The tender offer statement when filed by Emulex and its acquisition subsidiary and the solicitation/recommendation statement when filed by Vixel will be made available to all stockholders of Vixel at no expense to them. The tender offer statement and the solicitation/recommendation statement will also be available for free at the SEC’s website at www.sec.gov or from Emulex, either at its website at www.emulex.com or by directing a request to Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California 92626, Attention: Investor Relations.

“Safe Harbor’’ Statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including statements about: the potential acquisition of Vixel by Emulex, revenue growth and earnings per share objectives, and the potential synergies and benefits of the anticipated acquisition. The reader is cautioned that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, among others: the willingness of Vixel shareholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of regulatory and third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Furthermore, these factors include the fact that the economy generally, and the technology and storage segments specifically, have recently been in a state of uncertainty making it difficult to determine if past experience is a good guide to the future and making it impossible to determine if markets will grow or shrink in the short term. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in reports filed by Emulex and Vixel with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including under the heading “Risk Factors” in Vixel’s 2002 Annual Report on Form 10-K, as amended, and in Emulex’s 2003 Annual Report on Form 10-K and in quarterly reports on Form 10-Q filed by Vixel and Emulex in 2003. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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